UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13G
            Under the Securities Exchange Act of 1934
                    (Amendment No. ____5___)*


                     Excelsior Income Shares
                        (Name of Issuer)

             Common Stock, Par Value $0.00 per share
                 (Title of Class of Securities)

                            268953106
                         (CUSIP Number)

                           07/31/2001
     (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[X  Rule 13d-1(b)
]
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)


CUSIP No.  268953106

       1.      Names of Reporting Persons.
              I.R.S. Identification Nos. of above persons
              (entities only).

              First Union Corporation  56-0898180

       2.      Check the Appropriate Box if a Member of a Group
               (See Instructions)
               (a)

               (b)


       3.      SEC Use Only


       4.      Citizenship or Place of Organization
               North Carolina

Number of
Shares
Beneficially
Owned by
Each Reporting
Person With
                         5.             Sole Voting Power
                                         700

                         6.             Shared Voting Power
                                         0

                         7.             Sole Dispositive Power
                                         500

                         8.             Shared Dispositive Power
                                         700

       9.      Aggregate Amount Beneficially Owned by Each
               Reporting Person.  1200

       10.     Check if the Aggregate Amount in Row (11) Excludes
               Certain Shares (See Instructions)  Not Applicable.

       11.     Percent of Class Represented by Amount in Row (11)
               0.06

       12.     Type of Reporting Person (See Instructions)


                                         Parent Holding Company
(HC)








Item 1.
         (a)        Name of Issuer

                     Excelsior Income Shares

         (b)        Address of Issuer's Principal Executive
                    Offices

                    114 West 47th Street

                    New York, New York 10036



Item 2.
         (a)        Name of Person Filing

                    First Union Corporation

         (b) Address of Principal Business Office or, if none, Residence

                    One First Union Center
                    Charlotte, North Carolina 28288-0137

         (c)        Citizenship

                    North Carolina

         (d)        Title of Class of Securities

                     Common Stock, Par Value $.01 per share

         (e)        CUSIP Number

                    337358105


Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
         (a)        [ ]             Broker or dealer registered
                                    under section 15 of the Act
                                    (15 U.S.C. 78o).
         (b)        [ ]             Bank as defined in section
                                    3(a)(6) of the Act (15 U.S.C.
                                    78c).
         (c)        [ ]             Insurance company as defined
                                    in section 3(a)(19) of the
                                    Act (15 U.S.C. 78c).
         (d)        [ ]             Investment company registered
                                    under section 8 of the
                                    Investment Company Act of
                                    1940 (15 U.S.C 80a-8).
         (e)        [ ]             An investment adviser in
                                    accordance with 240.13d-
                                    1(b)(1)(ii)(E);
         (f)        [ ]             An employee benefit plan or
                                    endowment fund in accordance
                                    with 240.13d-1(b)(1)(ii)(F);
         (g)        [X ]            A parent holding company or
                                    control person in accordance
                                    with  240.13d-
                                    1(b)(1)(ii)(G);
         (h)        [ ]             A savings associations as
                                    defined in Section 3(b) of
                                    the Federal Deposit Insurance
                                    Act (12 U.S.C. 1813);
         (i)        [ ]             A church plan that is
                                    excluded from the definition
                                    of an investment company
                                    under section 3(c)(14) of the
                                    Investment Company Act of
                                    1940 (15 U.S.C. 80a-3);
         (j)        [ ]             Group, in accordance with
                                    240.13d-1(b)(1)(ii)(J).


Item 4.  Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
         (a)        Amount beneficially owned:
                    ______1200_____________.
         (b)        Percent of class:
                    ______0.06%___________________.
         (c)        Number of shares as to which the person has:

                    (i)             Sole power to vote or to
                                    direct the vote 700______.
                    (ii)            Shared power to vote or to
                                    direct the vote
                                    0__________________.
                    (iii)           Sole power to dispose or to
                                    direct the disposition of
                                    500_________________.
                    (iv)            Shared power to dispose or to
                                    direct the disposition of
                                    700_______________.

Item 5.  Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [].


Item 6.  Ownership of More than Five Percent on Behalf of Another
         Person.
                           Not Applicable.





Item 8.  Identification and Classification of Members of the
         Group
                           Not Applicable.


Item 9.  Notice of Dissolution of Group
Not Applicable.


Item 10. Certification
         (a) The following certification shall be included if the statement is filed pursuant to 240.13d-1(b):
                      By signing below I certify that, to the
                      best of my knowledge and belief, the
                      securities referred to above were
                      acquired and are held in the ordinary
                      course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                            SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 _____9/18/2001 02/14/2000
Date
________________________________
Signature

Vice President and Trust Officer
Name/Title